DIRECT DIAL

650-470-4590

DIRECT FAX

650-470-4570

EMAIL ADDRESS

grsmith@skadden.com

May 18, 2005

Nicholas P. Panos, Esq.

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C. 20549

Re:	BioMarin Pharmaceutical Inc. – Revised Preliminary Proxy Statement on Schedule 14A Filed May 19, 2005 (File No. 0-26727)

Dear Mr. Panos:

We are writing on behalf of our client, BioMarin Pharmaceutical Inc., a Delaware corporation (the “Company” or “BioMarin”), in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated May 18, 2005 (the “Comment Letter”) with respect to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed May 16, 2005 (the “Proxy Statement”). The Company is filing concurrently herewith via EDGAR a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”), marked to indicate changes from the Proxy Statement as last filed. The changes reflected in the Revised Proxy Statement include those made in response to the comments of the Staff set forth in the Comment Letter. A courtesy copy of the Revised Proxy Statement marked to indicate changes from the Proxy Statement as last filed is enclosed.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, we have numbered each of the responses to correspond to the numbered paragraphs in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses. Capitalized terms used and not defined herein have the meanings ascribed to each such term in the Proxy Statement.

Nicholas P. Panos, Esq.

U.S. Securities and Exchange Commission

May 19, 2005

Schedule 14A

Dissident Shareholder Solicitation

1.	Provide us with the basis for the assertion that Mr. Klein elected not to comment upon the relevant portions of the Company’s proxy statement or delete the reference. For example, describe the nature and extent to which Mr. Klein had discussions or communications following his receipt of the portions of the proxy statement with any Company representative on this matter.

Response

The Company has no record of receiving any response, written or verbal, from Mr. Klein with respect to the proxy statement. In response to the Staff’s concern, the Company has nonetheless deleted the referenced disclosure.

2.	Please reconcile the April 15 and April 18 dates cited in this section. For example, April 15 is designated as the date upon which notice was received but April 18 is the date upon which the Company is deemed to have been so notified.

Response

The correction has been made.

3.	Provide us with the basis for the assertion that the Committee was influenced by an “apparent lack of candor” exhibited by Mr. Klein, or delete the reference. For example, confirm, if true, that the Committee was unaware that Mr. Klein was nominated by the Caduceus Entities and/or was otherwise of the belief that his interests were not aligned with those of the Caduceus Entities.

Response

The basis for the Company’s belief was set forth in the Preliminary Proxy. In response to the Staff’s concern, the Company has nonetheless deleted the referenced disclosure.

Nicholas P. Panos, Esq.

U.S. Securities and Exchange Commission

May 19, 2005

If you have any questions with respect to the foregoing, please contact the undersigned at (650) 470-4590.

Very truly yours,
/s/ Gregory C. Smith
Gregory C. Smith

cc:	G. Eric Davis

Vice President, Corporate Counsel and Assistant Secretary

BioMarin Pharmaceutical Inc.